FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 9, 2001

____________________________________________________________________ STOCKSCAPE.COM TECHNOLOGIES INC. (Translation of registrant's name into English)

#407 325 Howe Street, Vancouver, British Columbia, V6C 1Z7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

STOCKSCAPE.COM TECHNOLOGIES INC.

325 Howe Street, Suite 407

Vancouver, British Columbia

V6C 1Z7

Telephone: 1 (604) - 687 - 0619

Toll Free: 1 (800) - 665 - 1755

Fax: 1 (604) 681 - 4170

November 9, 2001 OTCBB Trading Symbol: STKSF

Vancouver, BC - Further to information provided in its Quarterly Report published on August 27, 2001, Stockscape.com Technologies Inc. reports that the purchase of the operating business of Stockscape.com Technologies (Canada) Ltd. by Nikolas Capital Corp. has now been completed with an effective date of July 31, 2001. As a consequence of the sale of the Stockscape business, the appointments of Barry F. Duggan as President and CEO and Karyn Bachert as Corporate Secretary of the Company have been terminated. Andrew Milligan, Chairman of the Company has been appointed President and CEO and John J. Brown, Director, has been appointed Corporate Secretary.

As a result of this re-organization, the Company's operations will be directed primarily toward the preservation and management of its cash and investments, amounting in total to CDN$4 million, until such time as these assets can be applied more profitably for the benefit of shareholders. The Company is currently reviewing several possible business combinations and similar transactions which could add shareholder value, but to date no agreements have been concluded.

ON BEHALF OF THE BOARD OF DIRECTORS

"Andrew Milligan"

Andrew Milligan, President and CEO

Stockscape.com Technologies Inc.

This letter contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, and there are many factors that could cause actual results to differ materially from those projected in such statements. Reference should be made to the Company's Form 20F and other S.E.C. filings for a discussion of risk factors relating to the Company's business.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

/s/ "Andrew Milligan"

_____________________________

President and Chief Executive Officer

Director

DATED: November 9, 2001